Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

SNDL Inc. (“SNDL”)

#101, 17220 Stony Plain Road NW

Edmonton, AB, T5S 1K6

Item 2.	Date of Material Change

April 9, 2025

Item 3.	News Release

A joint news release disclosing the material change described herein was issued and disseminated by SNDL and 1CM Inc. (“1CM”, and together with SNDL, the “Parties”, and each is a “Party”) on April 9, 2025 through the facilities of recognized newswire services. The news release was subsequently filed on SNDL’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Change

On April 9, 2025, SNDL entered into an arrangement agreement (the “Arrangement Agreement”) with 1CM, pursuant to which SNDL agreed to acquire, with the option to assign, 32 cannabis retail stores (the “Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “Assets”) for aggregate cash consideration of $32,200,000, subject to certain adjustments at the closing of the Transaction (the “Consideration”), pursuant to a plan of arrangement under the Business Corporations Act (Ontario).

Item 5.1	Full Description of Material Change

The description below of the Transaction and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement and voting support agreements. A copy of the Arrangement Agreement has been filed on SEDAR+ under SNDL’s profile and is available for viewing at www.sedarplus.ca.

Overview of the Transaction and the Arrangement Agreement

On April 9, 2025, SNDL and 1CM entered into the Arrangement Agreement, pursuant to which, subject to the terms and conditions set forth in the Arrangement Agreement, SNDL agreed to acquire, with the option to assign, 32 cannabis retail stores operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan for aggregate cash consideration of $32,200,000, subject to certain adjustments at the closing of the Transaction.

The Arrangement Agreement includes customary provisions regarding non-solicitation, subject to customary “fiduciary out” provisions, that entitle 1CM to terminate the Arrangement Agreement and accept a superior proposal if SNDL does not match the superior proposal. 1CM has agreed to pay SNDL a fee, equal to either $250,000 or $1,000,000, upon the termination of the Arrangement Agreement in certain circumstances, including if 1CM terminates the Arrangement Agreement to accept a superior proposal (in which case the termination fee would be $1,000,000). SNDL has similarly agreed to pay 1CM a fee, equal to either $250,000 or $1,000,000, upon the termination of the Arrangement Agreement in certain circumstances, including if SNDL willfully breaches the Arrangement Agreement or if SNDL does not fund the purchase price (in both such cases, the termination fee would be $1,000,000).

The Arrangement Agreement contains customary representations, warranties and covenants made by both Parties, as well as indemnification obligations by both Parties, subject to certain limitations. Covenants include, among others, a covenant by 1CM to conduct its business in respect of the Assets diligently and prudently and refrain from entering into any contract, except in the ordinary course of business or with written consent of SNDL. In addition, on the terms and subject to the conditions set forth in the Arrangement Agreement, 1CM is permitted to continue to open new locations during the interim period, provided that SNDL is notified and all such locations comply with the geographic restrictions contained in the non-competition and non-solicitation agreement to be entered into at the time of closing (discussed below).

Implementation of the Transaction is subject to obtaining the approval of 1CM’s shareholders. An annual and special meeting of 1CM’s shareholders is expected to be held in June of 2025 to approve the Transaction (the “Special Meeting”). The Transaction is subject to approval at the Special Meeting by at least 66⅔% of the votes cast by 1CM’s shareholders (excluding any shares required to be excluded pursuant to applicable securities laws). A detailed description of the Transaction will be set forth in the management information circular of 1CM, which will be mailed to 1CM shareholders in connection with the Special Meeting. The Transaction is also subject to other customary closing conditions, including, among other things, obtaining interim and final orders from the Ontario Superior Court of Justice (Commercial List), regulatory approvals, and the execution of certain additional agreements at the time of closing, the form and substance of which have been agreed, including a non-competition and non-solicitation agreement in which 1CM will agree, among other things, not to open any new physical retail cannabis store locations in the provinces of Alberta, Ontario and Saskatchewan within a specified distance of (i) the Assets, (ii) any SNDL owned or licensed retailers existing on the date of the Arrangement Agreement, and (iii) any future SNDL owned or licensed retailers for which the public notice period for a cannabis retail store has commenced or for which SNDL has provided notice to 1CM with an executed lease for the premises. Assuming the timely receipt of all required approvals, the Transaction is anticipated to close by the end of the third quarter of 2025.

Voting Support Agreements

In connection with the execution of the Arrangement Agreement, each of the directors and senior officers of 1CM who own shares of 1CM, entered into voting support agreements with SNDL committing to vote their shares in favour of the Transaction. In the aggregate, the shares held by such directors and senior officers of 1CM represent approximately 12.9% of the issued and outstanding shares of 1CM.

Copies of the voting support agreements are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Item 5.2.	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact:

Matthew Husson, General Counsel & Corporate Secretary
1-587-327-2017

Item 9.	Date of Report

April 17, 2025.

Cautionary Statement regarding Forward-Looking Statements

This material change report contains statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information is typically, but not always, identified by the use of words such as “will”, “expected”, “projected”, “to be” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this material change report includes, but is not limited to, statements regarding: the completion of the Transaction on the current terms thereof; the expected closing of the Transaction and the timing thereof; the expected holding of the Special Meeting and the timing thereof; and the timing and receipt of certain approvals of the Transaction and satisfaction of other conditions to closing. Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the timelines and on the terms currently anticipated; all necessary shareholder and Court approvals being obtained on the timelines and in the manner currently anticipated; all conditions to the Transaction will be satisfied or waived and the Arrangement Agreement will not be terminated prior to completion of the Transaction; the anticipated benefits of the Transaction; the business and operations of both SNDL and 1CM, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; and the ability of SNDL and 1CM to successfully implement their respective strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits.

Although SNDL believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because SNDL can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder and/or Court approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; the possibility of the Arrangement Agreement being terminated in certain circumstances; the ability of the 1CM Board to consider and approve a superior proposal for 1CM; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the cannabis industry; the risk that the Transaction does not receive the necessary retail cannabis approvals and/or authorizations as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; and the availability of capital to fund the build-out and opening of additional cannabis stores. Readers, therefore, should not place undue reliance on any such forward-looking information.

Further, this forward-looking information is given as of the date of this material change report and, except as expressly required by applicable law, SNDL disclaims any intention and undertake no obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable Canadian securities laws. All of the forward-looking information contained in this release is expressly qualified by the foregoing cautionary statements.